EXHIBIT 8.1
August 10, 2009
United Development Funding IV
The United Development Funding Building
Suite 100
1301 Municipal Way
Grapevine, Texas 76051
Ladies and Gentlemen:
          In connection with the filing of Pre-Effective Amendment No. 5 to the Registration Statement on Form S-11 by United Development Funding IV, a Maryland real estate investment trust (“UDF IV”), as such registration statement may be further amended from time to time (the “Registration Statement”), including, among other things, UDF IV’s Prospectus (the “Prospectus”), we advise you that we have prepared the section of the Prospectus entitled “Federal Income Tax Considerations.”
          In connection with the preparation of such section of the filing, we have examined and are familiar with the originals of the documents, records and other instruments relating to the organization and operation of UDF IV and United Development Funding IV Operating Partnership, L.P., a Delaware limited partnership (“UDF IV OP”).
          In addition, we have reviewed applicable provisions of the Internal Revenue Code (the “Code”), the regulations issued thereunder and, where appropriate, revenue rulings, federal and state court decisions and such other materials as we deemed necessary and relevant to the matters being opined upon. The opinions set forth in this letter also are premised on certain additional factual information and factual representations through consultation with officers of UDF IV, including those factual matters contained in UDF IV’s management representation certificate to us of even date herewith (the “Management Representation Certificate”), as are germane to the determination that UDF IV has been and will be owned and operated in such a manner that UDF IV has and will continue to satisfy the requirements for qualification as a real estate investment trust (a “REIT”) under the Code.
          Subject to the foregoing and the other limitations contained in this letter and the Prospectus, we are of the opinion that:
i.	The Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and commencing with the taxable year in which the Company satisfies the minimum offering requirements and assuming that the elections and other procedural steps referred to in the Prospectus and Officer’s Certificate are completed by the Company in a timely fashion, the Company’s contemplated method of operations will enable it to satisfy the requirements for such qualification commencing with such taxable year.

ii.	UDF IV OP will be properly classified as a partnership under the Code.

iii.	The discussion of U.S. federal income tax considerations contained under the caption “Federal Income Tax Considerations” in the Prospectus to the extent it constitutes

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Morris, Manning & Martin, LLP
August 10, 2009

matters of federal income tax law or related legal conclusions, is correct and complete in all material respects.
          We consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to us in the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
          We assume no obligation to advise you of any changes in our opinions subsequent to the delivery of this opinion letter, and we do not undertake to update this opinion letter. UDF IV’s qualification and taxation as a REIT depends upon UDF IV’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code described in the Prospectus with regard to, among other things, the sources of its gross income, the composition of its assets, the level and timing of its distributions to shareholders and the diversity of its share ownership. Morris, Manning & Martin, LLP will not review UDF IV’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of UDF IV and UDF IV OP, the sources of their income, the nature of their assets, the level and timing of UDF IV’s distributions to shareholders and the diversity of UDF IV’s share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation of UDF IV as a REIT. In addition, our opinions are based solely on the documents that we have examined, the additional factual information that we have obtained, and the factual representations that have been made to us, and cannot be relied upon if any of the facts contained in such documents or in such additional factual information is, or later becomes, inaccurate or if any of the factual representations made to us is, or later becomes, inaccurate. No facts have come to our attention, after due investigation, that would cause us to question the accuracy or completeness of such factual information and factual representations in a material way.
          We also note that an opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. In certain instances with respect to matters for which there is no relevant authority, including the effect of certain transfer restrictions on the ability of UDF IV to satisfy the requirement for REIT qualification that its shares be transferable, our opinion is based on authorities which we have considered to be analogous even though certain such authorities have been rendered obsolete for unrelated reasons by subsequent authorities. There can be no assurance that positions contrary to our opinions will not be taken by the Internal Revenue Service, or that a court considering the issues would not hold contrary to our opinions.
          We undertake no obligation to update the opinions expressed herein at any time after the date hereof. This opinion letter has been prepared for your use in connection with the filing of the Registration Statement on the date of this opinion letter and should be used only for purposes consistent with the filing of the Registration Statement and applicable federal and state securities laws.

Very truly yours, MORRIS, MANNING & MARTIN, LLP
/s/ Charles R. Beaudrot, Jr.
Partner